Exhibit 99.1

Scorpio Bulkers Inc. Announces Agreements to Purchase Five Dry Bulk Vessels for an Aggregate of $306 Million and Time Charter-In Agreements for Seven Dry Bulk Vessels

MONACO-- (Marketwired – March 26, 2014) - Scorpio Bulkers Inc. (NYSE:SALT / OSLO-OTC: SALT) (the "Company") announced today that it has entered into agreements to purchase four Capesize dry bulk vessels currently under construction at Daehan Shipbuilding Co., Ltd. in South Korea and to construct an additional Capesize dry bulk vessel at Sungdong Shipbuilding & Marine Engineering Co., Ltd. (also South Korea).  The transaction concerning the four Daehan vessels remains subject to customary closing conditions. In addition, the Company has agreed to time charter-in seven dry bulk vessels.

Newbuilding vessel purchases:

The details of the five Capesize newbuildings are listed below:

Yard	DWT	Delivery
Sungdong Shipbuilding & Marine Engineering Co., Ltd.	180,000	Q2-15
Daehan Shipbuilding Co., Ltd.	180,000	Q3-15
Daehan Shipbuilding Co., Ltd.	180,000	Q4-15
Daehan Shipbuilding Co., Ltd.	180,000	Q4-15
Daehan Shipbuilding Co., Ltd.	180,000	Q1-16

The total purchase price for the vessels is approximately $306 million.

Time charter-in agreements:

The terms of the time charter-in contracts are summarized as follows:

•	A 2011 built Post-Panamax for approximately 7 to 10 months at Company's option at $13,500 per day. The vessel was delivered on March 24, 2014.

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A 2009 built Kamsarmax for 11 to 13 months at Company’s option at $14,500 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $15,500 per day. The vessel was delivered on March 8, 2014.

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A 2012 built Kamsarmax for 39 to 44 months at Company’s option at $15,500 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,300 per day. The vessel is expected to be delivered by the end of April 2014.

•	A 2004 built Panamax for a firm period of 32 to 38 months at $14,000 per day. The vessel is expected to be delivered by the end of June 2014.

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A 2007 built Panamax for 11 to 13 months at Company’s option at $13,750 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $14,750 per day. The vessel was delivered on March 15, 2014.

•	A 2011 built Supramax for 10 to 13 months at Company’s option at $13,750 per day. The vessel was delivered on March 18, 2014.

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A 2002 built Handymax for 34 to 37 months at Company’s option at $12,000 per day. In addition the Company has the option to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively.  The vessel is expected to be delivered by the end of April 2014.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has currently 17 time chartered-in dry bulk vessels (one Handymax, one Ultramax, three Supramax, four Panamax, six Kamsarmax and two Post-Panamax vessels) and has contracted and agreed to purchase 79 dry bulk vessels consisting of 28 Ultramax, 23 Kamsarmax and 28 Capesize vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com